Exhibit 4.8

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST. COPIES OF THIS EXHIBIT CONTAINING THE OMITTED INFORMATION HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE OMITTED PORTIONS OF THIS DOCUMENT ARE MARKED WITH A [***].

EQUIPMENT PURCHASE AGREEMENT

This EQUIPMENT PURCHASE AGREEMENT (the “Agreement”), effective as of September 24th , 2014 (the “Effective Date”), is made by and between ITAMAR-MEDICAL LTD., a company organized under the laws of the State of Israel, having a place of business at 9 Halamish St., Industrial Park, Caesarea 38900, Israel, (“Itamar” or the “Company”), and GALMED RESEARCH AND DEVELOPMENT LTD., a company organized under the laws of the State of Israel with offices at 8, Shaul Hamelech Blvd., Tel Aviv 64733, Tel-Aviv, Israel (“Galmed”).

WITNESSETH

WHEREAS, the Company wishes to enable Galmed to purchase certain Products as defined herein, all under the terms and conditions set forth herein.

NOW, THEREFORE, for and in consideration of the covenants and conditions hereinafter set forth, it is agreed by and between the parties as follows:

1.          Sale of Products. Subject to the provisions of this Agreement, the Company, will sell Products (“Products”) and subject to receiving certain study data as agreed between the parties in advance, will provide certain support to Galmed with regard to the Products, as set forth in Exhibit A hereto.

2.          Sale Process; Delivery; Upon signing the agreement Itamar will ship the Products into a location provided by Galmed in advance, in the quantity, as specified in Exhibit A. Any time Galmed wishes to purchase additional Products, it shall issue a written Purchase Order (“PO”) to the Company detailing the type and number of Products required and the location to which these products are requested to be shipped. Such notification shall be delivered to the Company at least 30 days prior to the desired date of shipment. The cost of such additionally ordered Products is specified in Exhibit B.

3.          Consideration; Payment Terms; The consideration for the sale of Products and the payment terms are set forth in Exhibit A hereto. All prices set forth in Exhibit A and Exhibit B are based on delivery ex works, Itamar's Caesarea, Israel facilities, as that term is defined in Incoterms 2010, ICC Rules for the Use of Domestic and International Trade Terms, ICC Publication No. 715EF (the “Delivery Point”). Galmed assumes all risks of loss or damage to the Products from any cause, as well as any fees or taxes incurred after delivery.

4.      Terms of Use.

4.1         Galmed will make sure that the Products are maintained in good operating condition, and are serviced and repaired when necessary to keep the Products in good operating condition. All use and maintenance must be done according to the Company's requirements or recommendations as described in the Product's Operating Manual provided by the Company. All maintenance must also comply with any legal and/or regulatory requirements. Galmed shall pay all costs related to compliance with the provisions of this Section.

4.2           The Company has a right, upon prior notice coordinated with Galmed to inspect the Products and to ensure compliance with the terms hereof.

4.3           The Products will not be altered, tampered with or modified without the Company's prior written consent.

5.    All proprietary and sensitive information, disclosed by or on behalf of Galmed to the Company including any of the Company’s representatives or learned by the Company and/or its representatives in connection with and in the course of performing of this Agreement, regardless of form, and any proprietary and sensitive information generated or resulting from the use of the Product (“Galmed's Confidential Information”), shall be treated as confidential both during the term of the Agreement and following its termination for a period of five (5) years. During such time period, the Company undertakes to maintain Galmed's Confidential Information in confidence and to use all reasonable efforts to ensure that its representatives maintain Galmed's Confidential Information in confidence, except as otherwise provided in this Agreement. The foregoing restrictions shall not apply to Galmed's Confidential Information which is, or becomes part of the public domain through no act or omission of the Company and/or was lawfully obtained by the Company from another source. The Company shall be liable for any breach of this section by any of its personnel, including by its representatives. Also, the Company shall not publicize the results of any non-public data derived from Galmed’s “ARAMCHOL005 study” and "ARAMCHOL007 study" without Galmed’s prior consent.

6.    Warranty; Defects; Limitation of Liability.

6.1           EXCEPT AS SET FORTH IN THIS SECTION 6, THE COMPANY MAKES NO WARRANTIES OF ANY KIND HEREUNDER, WHETHER EXPRESS, IMPLIED OR ARISING FROM TRADE USAGE, CONTRACT, TORT OR OTHERWISE, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

IN NO EVENT SHALL THE COMPANY BE LIABLE FOR SPECIAL, INDIRECT OR CONSEQUENTIAL DAMAGES OR LOST PROFITS OR REVENUES ARISING OUT OF THIS AGREEMENT OR IN CONNECTION WITH THE USE OR PERFORMANCE OF, OR RESULTS OBTAINED OR NOT OBTAINED FROM THE USE OF THE PRODUCTS, BY GALMED, HOSPITALS, OR OTHERWISE.

6.2           Subject to 4.1, 4.2, 4.3, 11, the Company hereby warrants to Galmed that: (1) each Product to be delivered hereunder will be free of defects in material and workmanship under normal use and service for a period of twenty seven months from the date of delivery (the “Warranty Period”).

6.3           If, during the Warranty Period, a Product or any component of the Products becomes defective by reason of material or workmanship, and provided that Galmed immediately notifies the Company, the Company will as an option immediately repair the defect on site or supply a replacement which will be shipped within 48 hours and request the return of defective equipment to Company's premises for repair in accordance with Company's warranty and repair procedures.

6.4           The site coordinator in each site will receive the product in every site and check the Product for defects and whether the Product arrived in whole and will immediately notify Galmed and the Company if errors occurred and/or defected Products were identified. The Company's staff trainer shall then also check the Products for defects and whether the Product arrived in satisfactory condition and shall immediately notify Galmed and the Company if errors occurred and/or defected were identified.

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6.5         The parties shall share the cost of shipping replacements and returning defected products.

6.6         This warranty shall not apply to any Products or component parts, that (a) have been damaged by improper operation, tampering with, improper maintenance, misuse, accident, or neglect, or were subject to any prohibited activities; (b) have been used in a manner not in accordance with the instructions supplied by the Company; (c) have had changes or repairs made without written authorization of the Company to do so; (d) were incorporated into another product without the prior written approval of the Company; or (e) were stored in conditions and/or for a period of time contrary to the guidelines of the Company which proves to be inadequate or unreasonable.

7.          All rights and title to and/or interests in the results derived from using the Products by Galmed in the “ARAMCHOL005 and ARAMCHOL007 studies” are and shall be owned by and are and will be the exclusive property of Galmed, and shall be deemed the confidential information of Galmed.

8.          Indemnification. Galmed agrees to indemnify the Company and hold it harmless from and against any and all liability, fines, suits, claims, demands, actions, costs and expenses of any kind that arise or be claimed against the Company by any person as a result of an act of negligence or omission to use the Products by Galmed, its employees and service providers, including, but not limited to its obligations under Section 4 above, except for such damages or losses resulting from the use of the Products conducted in accordance with section 4 above.

9.          Default. If Galmed is in default on any provision of the terms of this Agreement, all of Galmed’s payment obligations to the Company shall immediately become due and payable, and the Company may, without notice, decline to make further shipments, deliveries or terminate Galmed’s outstanding POs, without affecting any other right or remedy the Company may have, including, but not limited to, any right to cancellation charges. For purposes of this Agreement, a “default” shall occur in the event that Galmed is more than five (5) days delinquent in any payment to the Company, becomes insolvent, is adjudicated bankrupt, petitions for or consents to any relief under any bankruptcy reorganization statutes, has a receiver appointed or makes an assignment for the benefit of creditors, or is otherwise unable to meet its financial obligations as they become due. Continued shipment by the Company following Galmed’s default shall not constitute a waiver nor shall it affect Galmed’s legal obligations hereunder.

10.        Term and Termination of this Agreement.

10.1      This Agreement enters into effect on the Effective Date and shall remain in effect until the earliest of (i) the completion of Galmed's phase IIb clinical trial entitled ARAMCHOL005 and Galmed's receiving all final Core Lab reports from the Company and the Company receiving all data agreed between the parties in advance (ii) occurrence of termination by either party in an event of a breach of a material provision hereof that has not been remedied during a period of 14 days after the delivery of a notice thereof by the non-breaching party to the party in breach.

10.2      In any event of termination of this Agreement, except for event of a material breach by Galmed, the relevant provision of Section 3, 4, 5, 6, 8, 9, 10 and 12 of this Agreement shall remain in effect with respect to Products at such time.

11.         Assignment. Without the prior written consent of the Company, Galmed shall not (1) assign, transfer, pledge or hypothecate this agreement, or any part thereof, or any interest therein except to a successor in case of a merger, acquisition or as part of a transaction transferring all or substantially all the business or assets of Galmed or (2) sublet or lend the Products or permit them to be used by anyone other than Galmed, Galmed’s employees and any of Galmed’s agents conducting clinical studies.

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12.   Disclosure. Neither Party shall disclose, publicize or advertise in any manner the discussions or negotiations contemplated by the Agreement without the prior written consent of the other Party, except as may be required by law.

13.   Governing Law; Disputes. This Agreement shall be governed by and construed in accordance with the laws of Israel. The competent courts and tribunals situated in Tel Aviv, Israel shall have sole and exclusive jurisdiction in any dispute or controversy arising out of or relating to this Agreement.

14.   This Agreement is not intended by the parties to constitute or create a joint venture, pooling arrangement, partnership, agency, employer-employee relationship or a formal business organization of any kind.

15.   Publication. The Company shall not publicize the data shared with the Company and results of any non-public data derived from Galmed’s ARAMCHOL005 study and ARAMCHOL007 study without prior consent of Galmed.

16.   This Agreement, together with the Exhibit(s), sets forth the entire agreement between the parties on the subject hereof and supersedes any previous agreement, understanding, memorandum, letter of intent or representation on the subject matter hereof. This Agreement may be amended only by written agreement signed by the duly empowered representatives of both parties.

17.   Insurance. The Company warrants that it maintains, at its sole cost and expense, an adequate policies of general liability insurance in amounts of $1 million per occurrence and $2 million in the annual aggregate to insure its obligations hereunder.

IN WITNESS WHEREOF, each of the parties has caused this Agreement by a duly authorized representative on the dates entered herein below.

ITAMAR-MEDICAL LTD.		GALMED RESEARCH AND DEVELOPMENT LTD.

By:	/s/ Gilad Glick	By: /s/ Allen Baharaff

Name:	Gilad Glick	Name: Allen Baharaff

Title:	CEO	Title: CEO

Date:	24 November 2014	Date: 24 Sept 2014

By:	/s/ Shaul Sharoni

Name:	Shaul Sharoni

Title:	CFO

Date:	24 November 2014

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EXHIBIT A

PRODUCTS AND PRICES

I.	The Company’s Product:

The Product includes:

1.	EndoPAT kit composed of
♦	EndoPAT device
♦	Two hand supports
♦	High pressure occluding cuff
♦	Manometer
2.	Preconfigured laptop with the EndoPAT software
3.	A box of single-use EndoPAT probes includes 6 (Six) pairs of single use probes in the box – one pair is required per test
4.	An envelope with the necessary equipment certificates and list of contents that are necessary for shipment (the "Shipment Documents")

In consideration for and subject to providing EndoPAT test results and study demographics to the Company that shall be used for internal purposes only, Galmed will be granted the following support at no additional cost:

1.	A project manager will be assigned to the study at the Company and will serve as a focal point for the participating sites and Galmed.
2.	The Company's representative’s participation in and presenting at investigator’s meetings will involve reimbursement of travel costs only as pre-approved by Galmed.
3.	A hotline with a toll-free number for technical support will be provided to each participating study site at any reasonable time.
4.	An on-site installation and staff training by the Company's experts for each participating site.
5.	A core lab for the EndoPAT testing that includes:
a.	EndoPAT data analysis (test result) and test quality score (good, fair, inadequate) for each test.
b.	Fast feedback to sites on the first recordings of the study, to minimize the learning curve and prevent any sub-optimal performance entering the study.
c.	The Company shall submit a final Core Lab written report to Galmed, summarizing its data, findings and the results of deriving from the use of the Products in connection with Galmed's ARAMCHOL005 study and ARAMCHOL007 study, as well as a detailed interpretation of such data ("Core Lab Report"), within 30 days after data lock up of each study.

II. Quantity of Products to be provided by the Company to Galmed:

1.	Sixty (60) EndoPAT devices including 60 envelops of Shipment Documents.
2.	Sixty (60) Preconfigured laptop with the EndoPAT software
3.	One hundred thirty two (132) boxes of single use EndoPAT probes

III. Total Cost to be paid by Galmed: A total cost of 750,000 USD, not including taxes, for the Products in Item II referenced above, provided that the agreement is signed and all Products specified in Item II above are shipped to Galmed by September 29th, 2014.

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I.	Terms of payment: Payment of the total cost referenced in Item II, including taxes shall be paid in full no later than December 30th, 2014.

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EXHIBIT B

COST LIST FOR ADDITIONAL PRODUCTS THAT MAY BE PURCHASED BY GALMED UNDER THE TERMS OF THIS AGREEMENT

1.	Additional EndoPAT device(s), each at [***] USD (a [***]% discount will be applied if the terms of the first order as specified in EXHIBIT A have been met).
2.	Preconfigured laptop with the EndoPAT software at [***] USD (a [***]% discount will be applied if the terms of the first order as specified in EXHIBIT A have been met).
3.	Box of 6 pairs of single use EndoPAT probes at [***] USD (a [***]% discount will be applied if the terms of the first order as specified in EXHIBIT A have been met).

CERTAIN PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND ARE SUBJECT TO A CONFIDENTIAL TREATMENT REQUEST. COPIES OF THIS EXHIBIT CONTAINING THE OMITTED INFORMATION HAVE BEEN FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. THE OMITTED PORTIONS OF THIS DOCUMENT ARE MARKED WITH A [***].

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